Exhibit 99.1

Pembina Pipeline Corporation Reports Record First Quarter Results in 2018

Pembina reports first quarter results under new Divisional organizational structure and announces a 5.6 percent dividend increase

All financial figures are in Canadian dollars unless noted otherwise.

CALGARY, May 3, 2018 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today its financial and operating results for the first quarter of 2018.

Operational and Financial Overview

($ millions, except where noted)	3 Months Ended March 31 (unaudited)
	2018	2017
Revenue	1,837	1,480
Net revenue(1)	719	549
Share of profit of investments in equity accounted investees(3)	76
Gross profit	568	376
Earnings	330	210
Earnings per common share – basic and diluted (dollars)	0.59	0.48
Cash flow from operating activities	498	326
Cash flow from operating activities per common share – basic (dollars)(1)	0.99	0.82
Adjusted cash flow from operating activities(1)	530	308
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	1.05	0.77
Common share dividends declared	272	191
Preferred share dividends declared	30	19
Dividends per common share (dollars)	0.54	0.48
Capital expenditures	324	709

Proportionately Consolidated Financial Overview(1)(4)
Total volume (mboe/d)(2)	3,266	2,371
Operating margin(1)	757	407
Adjusted EBITDA(1)	688	358

(1)	Refer to "Non-GAAP Measures".
(2)	Total sales and revenue volumes. Revenue volumes are physical plus volumes recognized from take-or-pay commitments. Volumes are stated in thousands of barrels of oil equivalent per day ("mboe/d"), with natural gas volumes converted to mboe/d from millions of cubic feet per day ("MMcf/d") at a 6:1 ratio. Volumes have been restated to reflect the Corporate Reorganization.
(3)	Includes Investments in Equity Accounted Investees in Alliance, Aux Sable, Ruby, Veresen Midstream, CKPC, Grand Valley and Fort Corp. See "Unaudited Supplementary Information" for definitions of equity accounted investees.
(4)	See "Unaudited Supplementary Information".

Financial and Operational Overview by Division

	3 Months Ended March 31 (unaudited)
	2018			2017(3)
($ millions)	Total Volumes (2)	Gross Profit	Operating Margin (1)	Total Volumes (2)	Gross Profit	Operating Margin (1)
Pipelines Division	2,424	294	416	1,667	126	165
Facilities Division	842	143	225	704	102	140
Marketing & New Ventures Division		133	118		146	100
Corporate		(2)	(2)		2	2
Total	3,266	568	757	2,371	376	407

(1)	Refer to "Non-GAAP Measures".
(2)	Pipelines and Facilities Division are revenue volumes which are physical plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio.
(3)	Financial results reported for all periods commencing on or after January 1, 2017 have been restated to reflect the Corporate Reorganization and adoption of IFRS 15.

Financial Highlights

•	Record first quarter financial results were largely driven by a larger asset base, due to the acquisition of Veresen Inc. ("Veresen Acquisition") and new assets placed into service following a large-scale capital program, which has resulted in generating higher revenue volumes and revenue in the Pipelines and Facilities Divisions;
•	Generated first quarter earnings of $330 million, a 57 percent increase over the same period of the prior year, due to increased net revenue and share of profit from equity accounted investees;
•	Generated record first quarter operating margin of $757 million, an 86 percent increase over the same period in 2017. Operating margin includes Pembina's proportionate share of operating margin from jointly controlled investments which are accounted for using equity accounting;
•	Achieved first quarter Adjusted EBITDA of $688 million representing a 92 percent increase over the same period in 2017;
•	Cash flow from operating activities was $498 million for the first quarter, an increase of 53 percent over the same period in 2017. Adjusted cash flow from operating activities increased by 72 percent to $530 million in the first quarter of 2018 compared to the same period in 2017;
•	On a per share (basic) basis, cash flow from operating activities for the first quarter increased 21 percent compared to the same period of the prior year. On a per share (basic) basis, adjusted cash flow from operating activities for the first quarter increased 36 percent compared to the same period of the prior year; and
•	On May 3, 2018, Pembina's Board of Directors approved a 5.6 percent increase in its monthly common share dividend rate (from $0.18 per common share to $0.19 per common share), commencing with the dividend to be paid on June 15, 2018.

Operational Highlights

•	Achieved record total volumes on a quarterly basis of 3,266 mboe/d, a 38 percent increase over the prior year;
•	Realized record Pipeline Division revenue volumes during the first quarter of 2,424 mboe/d, representing a 45 percent increase compared to 1,667 mboe/d in the first quarter of 2017. Higher revenue volumes were the result of the Veresen Acquisition and system expansions on Pembina's Peace and northeast B.C. pipeline systems, namely the Phase III pipeline expansion as well as the northeast B.C. pipeline expansion, which were placed into service in the second and fourth quarters of 2017, respectively; and
•	Facilities Division generated solid revenue volumes of 842 mboe/d in the first quarter of 2018, an increase of 20 percent compared to the first quarter of 2017. Gas processing revenue volumes increased due to the startup of the Duvernay I gas plant and acquisition of Veresen Midstream in the fourth quarter of 2017, as well as higher realized revenue volumes at Empress, Kakwa River and Resthaven. These increases were partially offset by decreased volumes at Younger and the Cutbank Complex. NGL services revenue volumes increased largely as a result of increased volumes from RFS III which was placed into service on June 30, 2017.

Executive Overview

The first quarter of 2018 saw the continuation of the strong financial and operating results we experienced last year following the completion of a multi-year growth program and the Veresen Acquisition. 2018 will be the first full year Pembina benefits from these transformational changes to the Company.

The first quarter generated record results in revenue volumes, net revenue, adjusted cash flow from operating activities, operating margin and Adjusted EBITDA. Based on a strong start to the year, Pembina maintains its outlook for 2018 Adjusted EBITDA of $2.55 to $2.75 billion.

The previously announced open season for the Alliance Pipeline Ltd. ("Alliance") expansion and the announcement today of our Phase VI pipeline expansion are two exciting new additions to Pembina's portfolio of growth projects. This portfolio already includes our Phase IV and V Peace Pipeline expansions, a west coast propane export facility, the proposed Jordan Cove LNG Project, the proposed polypropylene production facility, Veresen Midstream's North Central Liquids Hub and the Duvernay infrastructure development. As well, we continue to evaluate a steady stream of customer-driven development opportunities to grow the business even further.

"We've seen another great start to a new year with Pembina once again setting record quarterly results," said Mr. Dilger, Pembina's President and Chief Executive Officer. "Amidst a backdrop of political and economic uncertainty within Canada and abroad, Pembina remains focused on delivering exceptional financial and operational results, growing the business and building out our value-chain to provide our customers with enhanced market access."

"With the ongoing strength we are seeing in the business, we were also pleased to have announced a 5.6 percent dividend increase, which marks our seventh consecutive year of increasing the dividend," added Scott Burrows, Pembina's Senior Vice President and Chief Financial Officer.

Finally, this quarter saw the implementation of a new organizational structure that reflects the fact that Pembina is an increasingly larger and more diverse company. Accordingly, the Company's financial reporting format has also changed to better align with the new structure. Mr. Dilger commented, "When we considered the future needs of both the Company and the energy industry, it was clear to us that this evolution would best position us for continued success."

New Developments and Growth Projects Update

Pipelines Division

•	Due to continued strong customer demand for its transportation services, Pembina announced today that it is proceeding with its Phase VI Peace Pipeline expansion ("Phase VI") which will include: upgrades at Gordondale, Alberta; a 16-inch pipeline from LaGlace to Wapiti, Alberta and associated pump station upgrades; and a 20-inch pipeline from Kakwa to Lator, Alberta. The approximately $280 million Phase VI expansion is anticipated to be in service in early 2020, subject to environmental and regulatory approvals;
•	On March 28, Pembina announced that Alliance, in which it owns a 50 percent interest, has commenced a two-month open season for an incremental 400 MMcf/d of firm service capacity commitments through the addition of compression and other facilities. Subject to regulatory and environmental approvals and the results of the open season, the project is expected to be placed into service in the fourth quarter of 2021 for a total capital cost of approximately $2 billion ($1 billion net) and would be backstopped by long-term, take-or-pay contracts;
•	Pembina, together with Enbridge Income Fund, the other 50 percent owner of Alliance, have announced plans to convert the operation and administration of Alliance into an owner-operator model. The new operating model is expected to be in place by mid-2018 and will have a number of benefits, including creating strategic alignment that will result in improved efficiencies by being part of a larger organization; and
•	Pembina is continuing to progress its Phase IV and Phase V expansions of its Peace Pipeline system. Both of these projects are tracking on budget and on schedule with an expected in-service date of late 2018.

Facilities Division

•	As previously announced, Pembina will construct new fractionation and terminalling facilities at the Company's Empress, Alberta extraction plant (the "Empress Expansion") for a total expected capital cost of approximately $120 million. The Empress Expansion includes adding approximately 30,000 barrels per day ("bpd") of propane-plus fractionation capacity as well as the addition of propane rail loading and butane truck terminalling services to the site. Detailed engineering commenced in April with an anticipated in-service date of late 2020, subject to environmental and regulatory approvals. These facilities will provide the Company with increased NGL volumes and market optionality, as well as enhanced propane supply access which could further support the Company's Prince Rupert export terminal and proposed propane dehydrogenation and polypropylene production facility;
•	The Company continues to advance the construction of a 1 million barrel ethane storage facility ("Burstall Ethane Storage") located near Burstall, Saskatchewan for a total expected capital cost of approximately $189 million. The Burstall Ethane Storage is underpinned by a 20-year agreement and is tracking on schedule with the expected in-service date of late 2018;
•	As previously disclosed, on April 1, 2018, Pembina became the operator of the Company's Younger facility, which was operated by its joint interest partner;
•	Pembina is continuing the development of its liquefied petroleum gas ("LPG") export terminal (the "Prince Rupert Terminal"). The Prince Rupert Terminal is located on Watson Island, British Columbia and is expected to have a permitted capacity of approximately 25,000 bpd of LPG. The LPG supply will primarily be sourced from the Company's Redwater fractionation complex. Pembina continues to progress stakeholder consultation, permitting and detailed engineering work. The Prince Rupert Terminal is anticipated to be in service mid-2020, subject to regulatory and environmental approvals;
•	Veresen Midstream L.P. ("Veresen Midstream"), in which Pembina owns a 46.2 percent interest, is continuing to progress the development of its North Central liquids hub ("North Central Liquids Hub") which will provide separation and stabilization of condensate volumes to support operations of the Cutbank Ridge Partnership (a third-party exploration and production joint venture) within the Montney formation. The North Central Liquids Hub is expected to be placed into service in late 2018 and is currently trending under budget and ahead of schedule;
•	Pembina continues to progress construction of its 100 MMcf/d sweet gas shallow cut processing facility, 30,000 bpd condensate stabilization facility and other associated infrastructure located at the Company's Duvernay Complex ("Duvernay II"). The facilities are under 20-year term contracts with a combination of fee-for-service and fixed-return arrangements. The majority of long lead items have been purchased and the project is tracking on budget and on schedule. Subject to regulatory and environmental approvals, which are expected in May 2018, this project has an expected in-service date of mid-to-late 2019; and
•	As previously announced, in January 2018, Veresen Midstream, placed its second 200 MMcf/d gross (93 MMcf/d net) Saturn gas processing facility into service ahead of schedule and under budget. In support of the liquids-rich Montney resource play development, Veresen Midstream has placed one billion of cubic feet per day (gross) of gas processing capacity into service over late 2017 and early 2018.

Marketing & New Ventures Division

•	Canada Kuwait Petrochemical Company ("CKPC") continues to progress front end engineering design ("FEED") for a combined propane dehydrogenation and polypropylene production facility. It is expected that FEED activities will be completed by late 2018, followed by a final investment decision. Pembina and Kuwait's Petrochemical Industries Company K.S.C. (''PIC'') are each 50 percent joint venture partners of CKPC; and
•	Pembina continues to progress its proposed liquefied natural gas export terminal in Coos Bay, Oregon, and the related Pacific Connector Gas Pipeline (collectively "Jordan Cove") that will transport natural gas from the Malin Hub in southern Oregon to the export terminal.

Corporate

•	On March 9, 2018, Pembina closed its $1 billion non-revolving term loan ("Term Loan") with certain existing lenders. The Term Loan has been used to partially repay existing amounts drawn under Pembina's $2.5 billion revolving credit facility, thereby providing additional liquidity, flexibility and interest cost savings. The Term Loan has an initial term of three years and is pre-payable at the Company's option. The other terms and conditions of the Term Loan, including financial covenants, are substantially similar to Pembina's $2.5 billion revolving credit facility. Concurrently, Pembina also completed an extension of its $2.5 billion revolving credit facility, which now matures May 31, 2023.
•	On March 26, 2018, Pembina closed an offering of $400 million of senior unsecured Series 10 medium-term notes (the "Series 10 Notes"). The Series 10 Notes have a fixed coupon of 4.02 percent per annum, paid semi-annually, and mature on March 27, 2028. Simultaneously, Pembina closed an offering of $300 million of senior unsecured Series 11 medium-term notes (the "Series 11 Notes"). The Series 11 Notes have a fixed coupon of 4.75 percent per annum, paid semi-annually, and mature on March 26, 2048. The net proceeds will be used to repay short-term indebtedness of the Company under its credit facilities, as well as to fund Pembina's capital program and for general corporate purposes;
•	On March 29, 2018, Ruby Pipeline, L.L.C., in which Pembina owns a 50 percent preferred interest, amended the maturity date of its US$203 million 364-Day Term Loan, originally maturing March 30, 2018, by one year to March 29, 2019. The Term Loan will continue to amortize at US$15.6 million per quarter (US$7.8 million per quarter net), beginning March 30, 2018, until a final bullet payment of US$141 million (US$71 million net) is payable on the amended maturity date; and
•	Subsequent to quarter end on April 20, 2018 Veresen Midstream successfully amended and extended its Senior Secured Credit Facilities that were originally scheduled to mature on March 31, 2020. Under the term of the amendment and extension reached with a syndicate of lenders, Veresen Midstream increased its borrowing capacity to $200 million under the Revolving Credit Facility and to $2,550 million of availability under the Term Loan A and used the proceeds to repay an existing US$705 million Term Loan B on April 30, 2018. Other terms and conditions in the facilities were modified to reflect the operating nature of the business including modifying the covenant package and increasing the permitted distributions out of Veresen Midstream. The maturity date of the two debt facilities was extended to April 20, 2022.

Changes in Reporting

Given the enhanced scale and scope of Pembina's business and considering the future needs of both the Company and the energy industry, Pembina's management structure was reorganized, effective January 1, 2018, into three Divisions: Pipelines, Facilities and Marketing & New Ventures ("Corporate Reorganization"). Accordingly, the Company's financial reporting format has changed to better align with the new structure.

Pembina also adopted IFRS 15 Revenue from Contracts with Customers retrospectively, effective January 1, 2018. While this change is not currently expected to have a material impact on annual revenue recognition, it is expected to result in a change in timing for quarterly revenue recognition with lower revenue in the first and second quarters and higher revenue in the third and fourth quarters. For the quarter ending March 31, 2018, $30 million of revenue which would have been recognized in the quarter under previous accounting principles has been deferred as a result of the adoption of the new standard and $1 million was recognized in 2018 that under previous accounting policies would have been recognized in 2017.

Financial results reported for all periods commencing on or after January 1, 2017 have been restated to reflect the Corporate Reorganization and adoption of IFRS 15.

Dividends

•	Declared and paid dividends of $0.18 per qualifying common share in January, February and March 2018 for the applicable record dates;
•	Declared and paid quarterly dividends per qualifying preferred shares of: Series 1: $0.265625; Series 3: $0.29375; Series 5: $0.3125; Series 7: $0.28125; Series 9: $0.296875; Series 11: $0.359375; Series 13: $0.359375; and Series 21: $0.2819 to shareholders of record as of February 1, 2018. Declared and paid quarterly dividends per qualifying preferred shares of: Series 15: $0.279; Series 17: $0.3125; and Series 19: $0.3125 to shareholders of record on March 15, 2018; and
•	On May 3, 2018, Pembina's Board of Directors approved a 5.6 percent increase in its monthly common share dividend rate (from $0.18 per common share to $0.19 per common share), commencing with the dividend to be paid on June 15, 2018.

First Quarter 2018 Conference Call & Webcast

Pembina will host a conference call on Friday, May 4, 2018 at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers and media representatives to discuss details related to the first quarter 2018 results. The conference call dial-in numbers for Canada and the U.S. are 647-427-7450 or 888-231-8191. A recording of the conference call will be available for replay until May 11, 2018 at 11:59 p.m. ET. To access the replay, please dial either 416-849-0833 or 855-859-2056 and enter the password 9280599.

A live webcast of the conference call can be accessed on Pembina's website at pembina.com under Investor Centre, Presentation & Events, or by entering:

http://event.on24.com/r.htm?e=1586740&s=1&k=47B62FC50195DAE9E9D4355E0648F355 in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

Annual General Meeting of Shareholders

The Company will hold its annual general meeting of shareholders ("AGM") on Friday, May 4, 2018 at 2:00 p.m. MT (4:00 p.m. ET) at the Telus Convention Centre.

A live webcast of Pembina's AGM presentation can be accessed on Pembina's website at www.pembina.com under Investor Centre, Presentation & Events, or by entering:

https://event.on24.com/wcc/r/1586872/3974AF1920923BF05B61AB4F622A26B8 in your web browser.

Participants are recommended to register for the webcast at least 10 minutes before the presentation start time.

2018 Investor Day

Pembina will host an Investor Day on Tuesday, May 29, 2018 at the Fairmont Royal York Hotel in Toronto, Ontario. For parties interested in attending the event, please email investor-relations@pembina.com to request an invitation.

UNAUDITED SUPPLEMENTARY INFORMATION

Three months ending March 31, 2018

Financial results reported for all periods commencing on or after January 1, 2017 have been restated to reflect the Corporate Reorganization and adoption of IFRS 15.

Pipelines Division

3 Months Ending March 31 (unaudited)	Conventional Pipelines		Transmission Pipelines		Oil Sands Pipelines		Total
($ millions, except where noted)	2018	2017	2018	2017	2018	2017	2018	2017
Financial Overview
Revenue(3)	257	169	36	14	60	61	353	244
Operating expenses(3)	55	53	8	3	22	22	85	78
Share of profit from equity accounted investees			75				75
Realized loss on commodity-related derivative financial instruments		1						1
Depreciation and amortization included in operations	34	28	8	6	7	5	49	39
Gross profit	168	87	95	5	31	34	294	126
Proportionately Consolidated Financial Overview(1)
Revenue Volume (mboe/d)(2)	766	617	584	35	1,074	1,015	2,424	1,667
Operating Margin(1)(3)	202	115	176	11	38	39	416	165

(1)	Refer to "Non-GAAP Measures".
(2)	Revenue volumes which are physical plus volumes recognized from take-or-pay commitments.
(3)	Includes Inter-Divisional transactions. See note 12 to the Interim Financial Statements.

Facilities Division

3 Months Ending March 31 (unaudited)	Gas Services		NGL Services		Total
($ millions, except where noted)	2018	2017	2018	2017	2018	2017
Financial Overview
Revenue(3)	141	113	188	118	329	231
Net revenue (1)	138	107	110	81	248	188
Operating expenses(3)	46	32	19	21	65	53
Share of (loss) profit from equity accounted investees	(6)		1		(5)
Depreciation and amortization included in operations	20	19	15	14	35	33
Gross profit	66	56	77	46	143	102

Proportionately Consolidated Financial Overview(1)
Revenue Volume (mboe/d)(2)	636	545	206	159	842	704
Operating Margin(1)(3)	130	75	95	65	225	140

(1)	Refer to "Non-GAAP Measures".
(2)	Revenue volumes are physical plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio.
(3)	Includes Inter-Divisional transactions. See note 12 to the Interim Financial Statements.

Marketing & New Ventures Division

3 Months Ending March 31 (unaudited)	Marketing		New Ventures		Total
($ millions, except where noted)	2018	2017(3)	2018	2017(3)	2018	2017(3)
Financial Overview
Revenue	1,254	1,067			1,254	1,067
Cost of goods sold(2)	1,134	928			1,134	928
Net revenue(1)	120	139			120	139
Operating expenses
Share of profit from equity accounted investees	6				6
Realized loss on commodity-related derivative financial instruments	18	39			18	39
Unrealized gain on commodity-related derivative financial instruments	(30)	(53)			(30)	(53)
Depreciation and amortization included in operations	5	7			5	7
Gross profit	133	146			133	146

Proportionately Consolidated Financial Overview(1)
Total Marketed NGL Volumes (mboe/d)	189	155			189	155
Operating Margin(1)(3)	118	100			118	100

(1)	Refer to "Non-GAAP Measures".
(2)	Includes Inter-Divisional transactions. See note 12 to the Interim Financial Statements.
(3)	Financial results reported for all periods commending on or after January 1, 2017 have been restated to reflect the Corporate Reorganization and adoption of IFRS 15.

INVESTMENTS IN EQUITY ACCOUNTED INVESTEES

Investments in Equity Accounted Investees include:

Pipelines Division

•	50 percent interest in the Alliance Pipeline ("Alliance");
•	50 percent convertible preferred interest in the Ruby Pipeline ("Ruby") which entitles Pembina to a US$91 million distribution per year; and
•	75 percent jointly controlled interest in Grand Valley 1 Limited Partnership ("Grand Valley").

Facilities Division

•	46.2 percent interest (as of March 31, 2018) in Veresen Midstream ("Veresen Midstream"), which owns assets in western Canada serving the Montney geological play in northwestern Alberta and northeastern B.C. including gas processing plants and gas gathering pipelines and compression; and
•	50 percent interest in Fort Saskatchewan Ethylene Storage Limited Partnership and Fort Saskatchewan Ethylene Corporation ("Fort Corp").

Marketing & New Ventures Division

•	An ownership interest in Aux Sable (approximately 42.7 percent in Aux Sable U.S. and 50 percent in Aux Sable Canada) (combined, "Aux Sable"), which includes an NGL fractionation facility and gas processing capacity near Chicago, Illinois and other natural gas and NGL processing facilities, logistics and distribution assets in the U.S. and Canada, as well as transportation contracts on Alliance; and
•	50 percent interest in Canadian Kuwait Petrochemical Corporation ("CKPC").

Share of Profit and Proportionately Consolidated Operating Margin and Adjusted EBITDA

3 Months Ended March 31, 2018 ($ millions) (unaudited)	Pipelines Division		Facilities Division	Marketing & New Ventures Division
	Alliance	Ruby	Veresen Midstream	Aux Sable	Other(2)	Total
Total Volumes, net (mboe/d)(3)	148	89	66	46		349
Operating Margin(1)	98	48	38	16	6	206
General and administrative	8	1	3	3		15
Adjusted EBITDA(1)	90	47	35	13	6	191
Finance costs and other	9	12	19	2		42
Depreciation and amortization	35	17	22	5	4	83
Share of earnings in excess of equity interest		(10)				(10)
Share of profit (loss) of investments in equity accounted investees	46	28	(6)	6	2	76

(1)	Refer to "Non-GAAP Measures".
(2)	Includes interest in Fort Corp, Grand Valley and CKPC.
(3)	Total revenue volumes. Revenue volumes are physical plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio.

Distributions by Investments in Equity Accounted Investees to Pembina

(unaudited) ($ millions)	3 Months Ended March 31, 2018
Alliance	61
Ruby	29
Veresen Midstream	17
Aux Sable	17
Other(1)	2
Total Distributions from Investments in Equity Accounted Investees (per Pembina's Consolidated Statement of Cash Flows)	126
(1) Distributions from Fort Corp.

Loans and Borrowings Amortization Schedule of Investments in Equity Accounted Investees

(unaudited) ($ millions) (1)	3 Months Ended March 31, 2018(2)	Balance of 2018(3)	2019(3)	2020(3)	2021(3)	2022+(3)	Total(3)

Fixed Maturity
Alliance		65	125	65	65	264	584
Ruby(4)	10	87	147	57	28	306	625
Veresen Midstream	1	18	37	37	37	1,048	1,177
Aux Sable		2					2
Other	1	1	24	2	2	26	55
	12	173	333	161	132	1,644	2,443

Revolving
Alliance				106			106
Veresen Midstream(4)	30
	30			106			106

Total	42	173	333	267	132	1,644	2,549

(1)	Balances reflect Pembina's ownership percentage of the reported balance, translated at CAD$1.2894:US$1.00.
(2)	Balances reflect payments that occurred during the three-month period ended March 31, 2018.
(3)	Balances presented at face value remaining at March 31, 2018.
(4)	Reflects recent changes as described further under "Financing Activity" in the March 31, 2018 MD&A.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canada Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Pembina strives to provide sustainable, industry-leading total returns for our investors; reliable and value-added services for our customers; a net positive impact to communities; and a safe, respectful, collaborative and fair work culture for our employees.

Pembina's strategy is to:

•	Preserve value by providing safe, environmentally conscious, cost-effective and reliable services;
•	Diversify by providing integrated solutions which enhance profitability and customer service;
•	Implement Growth by pursuing projects or assets that are expected to generate cash flow per share accretion and capture long-life, economic hydrocarbon reserves; and
•	Secure Global Markets by understanding what the world needs, where they need it, and delivering it.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Statements and Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "schedule", "will", "expects", "estimate", "potential", "planned", "future" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, including certain financial outlook, pertaining to, without limitation, the following: Pembina's corporate strategy; expectations about commodity pricing and industry activities; dividend increases, further anticipated dividend growth and access to capital; anticipated adjusted EBITDA projections for 2018 and financial performance expectations resulting from Pembina's capital expenditures; the potential future benefits and impacts of the Veresen Acquisition; planning, construction, capital expenditure estimates, schedules, expected capacity, incremental volumes, in-service dates, rights, activities and operations with respect to planned new construction of, or expansions on existing pipelines, gas services facilities, fractionation facilities, terminalling, storage and hub facilities, facility and system operations and throughput levels; anticipated synergies between assets under development, assets being acquired and existing assets of the Company; the future level and sustainability of cash dividends that Pembina intends to pay its shareholders, including the expected future cash flows and the sufficiency thereof.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations and growth projects; prevailing commodity prices and exchange rates and the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; geotechnical and integrity costs; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; that there are no unforeseen material costs relating to the facilities which are not recoverable from customers; prevailing interest and tax rates; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions; the impact of competitive entities and pricing; labour and material shortages; reliance on key relationships and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates, climate change initiatives or policies or increased environmental regulation; the failure to realize the anticipated benefits or synergies of acquisitions due to the factors set out herein, integration issues or otherwise; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide, including changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels; ability to access various sources of debt and equity capital; changes in credit ratings; counterparty credit risk; technology and cyber security risks; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. Readers are cautioned that management of Pembina approved the financial outlook contained herein as of the date of this press release. The purpose of the 2018 Adjusted EBITDA projection is to provide investors with an indication of the value to Pembina of capital projects that have been and will be brought into service in 2018, and the closing of the acquisition of Veresen on 2018 full-year financial results. Readers should be aware that the information contained in the financial outlook contained herein may not be appropriate for other purposes. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Non-GAAP Measures

In this news release, Pembina has used the terms net revenue, operating margin, adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA), cash flow from operating activities per common share, adjusted cash flow from operating activities per common share, which do not have any standardized meaning under IFRS ("Non-GAAP Measures"). Since Non-GAAP financial measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that Non-GAAP financial measures are clearly defined, qualified and reconciled to their nearest GAAP measure. These Non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods. The intent of Non-GAAP measures is to provide additional useful information respecting Pembina's financial and operational performance to investors and analysts and the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS.

Non-GAAP Proportionate Consolidation of Investments in Equity Accounted Investees Results

In accordance with IFRS, Pembina's jointly controlled investments are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are net into a single line item on the Consolidated Statement of Financial Position, Investments in Equity Accounted Investees. Net earnings from Investments in Equity Accounted Investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Earnings, Share of Profit of Investments in Equity Accounted Investees. Cash contributions and distributions from Investments in Equity Accounted Investees represent Pembina's proportionate share paid and received in the period to and from the equity accounted investment.

To assist the readers' understanding and evaluation of the performance of these investments, Pembina is supplementing the IFRS disclosure with Non-GAAP disclosure of Pembina's proportionately consolidated interest in the Investments in Equity Accounted Investees. Pembina's proportionate interest in Investments in Equity Accounted Investees has been included in operating margin, Adjusted EBITDA and other reconciling line items to IFRS. A reconciliation of operating margin and Adjusted EBITDA to Share of profit of investments in equity accounted investees can be found under the heading "Proportionately Consolidated Results by Investments in Equity Accounted Investees".

Other issuers may calculate these Non-GAAP measures differently. Investors should be cautioned that these measures should not be construed as alternatives to revenue, earnings, cash flow from operating activities, gross profit or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance. For additional information regarding Non-GAAP measures, including reconciliations to measures recognized by GAAP, please refer to Pembina's management's discussion and analysis for the period ended March 31, 2018, which is available online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

View original content:http://www.prnewswire.com/news-releases/pembina-pipeline-corporation-reports-record-first-quarter-results-in-2018-300642581.html

SOURCE Pembina Pipeline Corporation

View original content: http://www.newswire.ca/en/releases/archive/May2018/03/c4508.html

%CIK: 0001546066

For further information: Investor Relations, Cameron Goldade, Vice President Capital Markets, (403) 231-3156, 1-855-880-7404, E-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 17:56e 03-MAY-18